

July 22, 2014

Via E-mail
George Eldridge
Chief Financial Officer
Proteon Therapeutics, Inc.
200 West Street
Waltham, MA 02451

> **Re: Proteon Therapeutics, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted June 25, 2014**
> **CIK No. 0001359931**

Dear Mr. Eldridge:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

2. Please provide us proofs of any additional graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or

distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4. We will deliver any comments to your confidential treatment request via separate letter. Please be advised that we will have to grant the confidential treatment request before we can act upon any request for effectiveness of the registration statement you will file.

Prospectus Summary, page 1

5. Please eliminate unnecessary technical language from the Prospectus Summary. You may retain such language in the Business section. For example, please remove your discussion of p-values as well as the graphs displaying the results of your clinical trials from the Prospectus Summary, as this information is too detailed and out of context. However, please retain your statement on page 2 that neither dose of PRT-201 in your Phase 2 clinical trial met its primary endpoint with statistical significance. Additionally, please add a bulleted risk on page 7 under "Risks Associated with Our Business" stating that neither dose of PRT-201 in your Phase 2 clinical trial met its primary endpoint with statistical significance.

Risk Factors, page 13

"PRT-201 or any additional product candidates…," page 27

6. Please define the term "anastomosis" for a lay investor to understand.

"We will need to significantly increase…," page 43

7. Please provide an estimate of the amount of time you believe it will take for you to "recruit a specialty hospital sales force in anticipation of PRT-201's approval."

"If product liability lawsuits…," page 44

8. Please disclose the amount of product liability coverage you have obtained.

Use of Proceeds, page 57

9. For each intended use of proceeds listed, please estimate how far you expect the offering proceeds will enable you to advance each of your clinical programs.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Stock-Based Compensation, page 71

10. Please revise your disclosure to highlight that your estimates of the fair value of your ordinary shares are highly complex and subjective.

11. Please note the following once your IPO price has been determined:
    - Please provide us a quantitative and qualitative analysis explaining the difference between the estimated offering price and the latest common stock valuation.
    - Please confirm that no additional equity issuances were made subsequent to the latest balance sheet date or provide additional disclosure in that regard.
    - We may have additional comments on your accounting for stock compensation once you have disclosed an estimated offering price.

Business, page 81

Overview, page 81

12. Please disclose whether you currently have any active INDs. If so, please specify the filing date(s), the names under which the INDs were submitted if not your own name, the product candidates, and indication(s) for which you have any active INDs.

13. Please discuss here and in the Prospectus Summary how, precisely, PRT-201 is administered.

14. Please discuss whether and how the FDA will consider the non-prespecified analysis you refer to when reviewing a BLA.

15. In your discussion of your end of Phase 2 meeting with the FDA, please disclose whether the FDA gave any assurances that it will not require you to conduct additional studies beyond the planned Phase 3 trials to support a BLA for PRT-201.

Our Strengths, page 82

16. Please define the term "antiproteases" for a lay investor to understand.

17. We note your statement that the FDA has granted PRT-201 Fast Track Designation. Here and in your Prospectus Summary, please briefly explain the significance of this status and the criteria for Fast Track eligibility.

Our Phase 3 Program, page 97

18. Please define the phrase "95% power."

Preclinical Development, page 98

  19. Please spell out the term "PAD" at its first use.

Intellectual Property
Assignment of Rights and License Agreement, page 101

  20. Please disclose the royalty term and termination provisions of the license agreement with Johns Hopkins.

Executive and Director Compensation
Employment Agreements
Daniel P. Gottlieb, page 123

  21. Please file the employment agreement with Daniel P. Gottlieb as an exhibit to the registration statement.

Description of Capital Stock, page 137

  22. Please disclose the number of shareholders of record of your common stock as of the latest practicable date.

Notes to Financial Statements

Note 7. Option to Acquire the Company, F-20

  23. Please describe for us the underlying technology to which the residual right refers, and tell us the quantitative and qualitative effects on the company if the "major pharmaceutical entity" exercises the residual right.

Note 10. Common Stock
Reserve for future issuance, page F-24

  24. In the filing, you indicate that warrants to purchase 10,471,282 shares of your common stock were issued in August 2011 with your Series C preferred stock financing. Please tell us how you have accounted for the warrants and your basis of accounting citing authoritative accounting guidance.

General

    If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Sasha Parikh at (202) 551-3627 or James Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
        William S. Perkins, Esq.
        Bingham McCutchen LLP
        One Federal Street
        Boston, MA 02110